Exhibit 99.1

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES extraordinary general meeting of shareholders

GUANGZHOU, China, May 31, 2013 – 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days Group” or the “Company”), a leading economy hotel chain based in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on June 26, 2013 at 10:00 a.m. (Hong Kong time), at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong, to consider and vote on, among others, the proposal to authorize and approve the previously announced agreement and plan of merger, dated February 28, 2013 (the “Merger Agreement”), among the Company, Keystone Lodging Holdings Limited (which is the party to the Merger Agreement solely for the limited purposes of Sections 2.02(c) and 2.02(e) thereof), Keystone Lodging Company Limited, and Keystone Lodging Acquisition Limited (“Merger Sub”) and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the proposed Merger would result in (i) the unaffiliated shareholders receiving US$4.60 per ordinary share and the unaffiliated holders of American depositary shares of the Company (the “ADSs”), each representing three ordinary shares, receiving US$13.80 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, (ii) the Company becoming a privately-held company, and (iii) the ADSs no longer being listed on the New York Stock Exchange. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of the Company, recommends that the shareholders and ADS holders vote FOR, among others, the proposal to approve the Merger Agreement, the Plan of Merger and the transactions completed thereby, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on June 10, 2013 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on June 3, 2013. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to Innisfree M&A Incorporated, the Company’s proxy solicitor, at 1-888-750-5834 (toll-free from the US and Canada) or 1-412-232-3565 (from other countries). SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe Harbor: Forward-Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For further information, please contact:

Investor Contact:

Vivian Chen, Investor Relations Director

7 Days Group Holdings Limited

+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (US):

Mahmoud Siddig, Managing Director

Taylor Rafferty

+1 (212) 889-4350

7DaysInn@taylor-rafferty.com

Investor Relations (HK):

Candy Cheung, Senior Consultant

Taylor Rafferty

+852 3196 3712

7DaysInn@taylor-rafferty.com

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